UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2012

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Appointment Senior Vice President Digital

September 11, 2012 - 8:00 a.m. CET

DELHAIZE GROUP RECRUITS SENIOR VICE PRESIDENT DIGITAL

BRUSSELS, Belgium, September 11, 2012 - Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, is pleased to announce that Marcus Spurrell has joined as Senior Vice President Digital, a newly created role. Spurrell will direct all of Delhaize Group’s digital initiatives and ventures, including the implementation of its global digital strategy.

Pierre-Olivier Beckers, President and CEO of Delhaize Group, said: “Marcus brings us a wealth of experience in the digital area. He will provide leadership in establishing Delhaize Group as a best-in-class food retailer with respect to our digital strategy, implementation and measurement across all digital channels, including our websites, social networks, CRM, e-commerce, mobile and in-store.”

Marcus Spurrell joins us from adidas where he was responsible for the Global Center of Excellence for all eCommerce activities of the Group. In parallel, Marcus was responsible for the line management of all eCommerce Operations in Europe. Spurrell joined adidas in 2005 as Digital Marketing Manager for Asia, based in Hong Kong. In 2008 he was promoted to Global Head of Digital Marketing & eCommerce for Reebok International, based in Boston USA.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in eleven countries on three continents. At the end of the second quarter of 2012, Delhaize Group’s sales network consisted of 3 365 stores. In 2011, Delhaize Group posted € 21.1 billion ($29.4 billion) in revenues and € 475 million ($ 661 million) in net profit (Group share). At the end of June 2012, Delhaize Group employed approximately 158 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Chris Farrell: + 32 2 412 75 71

Frederic van Daele: + 32 2 412 77 61

Aurélie Bultynck: +32 2 412 83 61

Steven Vandenbroeke (media): + 32 2 412 86 69

Amy Shue (U.S. investors): +1 704 633 8250 (ext. 2529)

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, expected costs savings under the New Game Plan, the closing, conversion and opening of stores, the expected effect of the portfolio optimization, anticipated revenue and net profit growth, strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: September 12, 2012	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President